AMBIENT CORPORATION
7 WELLS AVENUE
NEWTON, MA 02459

By EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

September 7, 2012

Re:         Ambient Corporation
Item 4.02 Form 8-KFiled August 15, 12012
File No. 001-35259

Dear Mr. Spirgel

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated August 17, 2012 (the “Comments”), received by Ambient Corporation (“Ambient,” the "Company," “we” or “us”) with respect to the above referenced Form 8-K (the “Original Form 8-K”). We appreciate the courtesy of the SEC in extending to September 7, 2012 the time for Ambient to furnish it response to Comments.

Each of the Comments will be addressed individually.  The numbered paragraphs below correspond to the numbered paragraphs of the Comment.

Response to Comments

Form 8-K

Item 4.02

1.           We note that you intend to file restated financial statements. Please tell us and disclose when you will file them.

Response

We intend to file the restated financial statements prior to September 30, 2012. We have so stated in the Amendment No. 1 to the Original 8-K which we will be filing on September 7, 2012 (the “Amended 8-K”).

2.           Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, an estimated range of the amount of the errors you have discovered to date that resulted in your determination that your financial statements filed for the periods from 2007 through your most recently filed 10-Q for the quarter ended March 31, 2012 should no longer be relied.

Response

The estimated adjustments to the Company’s Balance Sheets and Statements of Operations for each of the fiscal years ended December 31, 2007 through 2011 and the quarter ended March 31, 2012 are contained in the Amended 8-K.  As the errors were non-cash in nature, the adjustments did not impact total cash flow from operating, investing or financing activities.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised in the Comments. Please do not hesitate to contact me if we can be of further assistance.

Yours sincerely,

Mark Fidler
Chief Financial Officer